Exhibit 99.1

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - in thousands of Canadian dollars)

	Note	February 29, 2020	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$ 515,102	$ 550,797
Marketable securities		--	20,199
Accounts receivable		78,894	25,488
Prepaids and other current assets	4	33,336	23,391
Inventory	5	225,832	91,529
Biological assets	6	33,858	18,725
Promissory notes receivable	14	27,145	39,200
Current portion of convertible notes receivable	11	10,459	11,500
		924,626	780,829
Capital assets	8	589,615	503,898
Intangible assets	9	382,440	392,056
Convertible notes receivable	11	4,198	20,730
Interest in equity investees	12	--	9,311
Long-term investments	13	31,496	64,922
Goodwill	10	669,722	669,846
		$ 2,602,097	$ 2,441,592
Liabilities
Current liabilities
Bank indebtedness	16	$ 6,948	$ --
Accounts payable and accrued liabilities		137,168	105,813
Income taxes payable		2,880	2,722
Deferred revenue		23,569	23,678
Current portion of lease liabilities	3	1,171	--
Current portion of long-term debt	17	6,318	6,332
		178,054	138,545
Long-term liabilities
Lease liabilities	3	5,128	--
Long-term debt	17	130,617	60,895
Convertible debentures	18	334,936	421,366
Deferred tax liability	15	89,237	87,633
		737,972	708,439
Shareholders’ equity
Share capital	19	1,767,138	1,655,273
Warrants	20	360	1,336
Share-based payment reserve		43,163	36,151
Accumulated other comprehensive loss		(2,848)	(119)
Non-controlling interest	22	27,027	28,409
Retained earnings		29,285	12,103
		1,864,125	1,733,153
		$ 2,602,097	$ 2,441,592
Nature of operations (Note 1), Commitments and contingencies (Note 31), Subsequent events (Note 33)

Approved on behalf of the Board:
“John Herhalt”	“Irwin Simon”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these consolidated financial statements

2

Aphria Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended February 29,		For the nine months ended February 29,
	Note	2020	2019	2020	2019
Revenue from cannabis products		$ 64,424	$ 18,407	$ 139,275	$ 55,077
Distribution revenue		88,308	57,599	270,077	58,745
Insurance recovery		550	--	1,000	--
Excise taxes		(8,858)	(2,424)	(19,216)	(5,280)

Net revenue		144,424	73,582	391,136	108,542

Production costs	5	16,707	10,471	46,055	25,705
Cost of cannabis purchased		15,115	--	15,850	--
Cost of goods purchased		76,911	49,745	235,498	50,856

Gross profit before fair value adjustments		35,691	13,366	93,733	31,981

Fair value adjustment on sale of inventory	5	16,383	5,542	36,060	18,075
Fair value adjustment on growth of biological assets	6	(40,267)	(9,471)	(86,912)	(23,136)

Gross profit		59,575	17,295	144,585	37,042
Operating expenses:
General and administrative	23	27,920	22,434	72,301	43,561
Share-based compensation	24	5,126	14,300	17,645	22,996
Marketing and promotion		4,185	6,241	16,611	18,918
Selling		5,089	707	12,731	1,107
Amortization		5,352	3,665	16,256	9,556
Research and development		710	223	1,992	1,097
Impairment		--	58,039	--	58,039
Transaction costs		2,478	942	3,904	2,930
		50,860	106,551	141,440	158,204
Operating income (loss)		8,715	(89,256)	3,145	(121,162)
Finance income (expense), net	25	(7,352)	3,579	(17,615)	9,493
Non-operating income, net	26	9,848	(33,995)	34,719	79,811
Income (loss) before income taxes		11,211	(119,672)	20,249	(31,858)
Income taxes (recovery)	15	5,514	(11,463)	6,040	401
Net income (loss)		5,697	(108,209)	14,209	(32,259)

Other comprehensive income (loss)
Other comprehensive income (loss)		(734)	(61)	(2,729)	(61)
Comprehensive income (loss)		$ 4,963	$ (108,270)	$ 11,480	$ (32,320)

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		5,893	(107,886)	12,944	(31,529)
Non-controlling interest	22	(930)	(384)	(1,464)	(791)
		$ 4,963	$ (108,270)	$ 11,480	$ (32,320)

Weighted average number of common shares - basic		257,517,234	250,149,598	253,477,710	240,106,147
Weighted average number of common shares - diluted		257,955,708	250,149,598	254,010,666	240,106,147

Earnings (loss) per share - basic	28	$ 0.02	$ (0.43)	$ 0.06	$ (0.13)
Earnings (loss) per share - diluted	28	$ 0.02	$ (0.43)	$ 0.06	$ (0.13)

The accompanying notes are an integral part of these consolidated financial statements

3

Aphria Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 19)	Warrants (Note 20)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 22)	Retained earnings	Total

Balance at May 31, 2018	210,169,924	$ 1,113,981	$ 1,375	$ 22,006	$ (801)	$ 9,580	$ 27,452	$ 1,173,593
Share issuance - June 2018 bought deal	21,835,510	245,925	--	--	--	--	--	245,925
Additional share issuance - Broken Coast acquisition	19,963	297	--	--	--	--	--	297
Share issuance - LATAM acquisition	15,678,310	273,900	--	--	--	11,341		285,241
Share issuance - warrants exercised	448,518	1,609	(39)	--	--	--	--	1,570
Share issuance - options exercised	2,429,177	14,053	--	(9,192)	--	--	--	4,861
Income tax recovery on share issuance costs	--	3,426	--	--	--	--	--	3,426
Share-based payments	--	--	--	20,404	--	--	--	20,404
Elimination of CTA on disposal of equity investee	--	--	--	--	801	--	(801)	-
Non-controlling interest	--	--	--	--	--	9,439	--	9,439
Comprehensive income (loss) for the period	--	--	--	--	(61)	(791)	(31,468)	(32,320)
Balance at February 28, 2019	250,581,402	$ 1,653,191	$ 1,336	$ 33,218	$ (61)	$ 29,569	$ (4,817)	$ 1,712,436

	Number of common shares	Share capital (Note 19)	Warrants (Note 20)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 22)	Retained earnings	Total

Balance at May 31, 2019	250,989,120	$ 1,655,273	$ 1,336	$ 36,151	$ (119)	$ 28,409	$ 12,103	$ 1,733,153
Share issuance - January 2020 bought deal	14,044,944	99,727	--	--	--	--	--	99,727
Share issuance - options exercised	1,105,901	6,783	--	(2,681)	--	--	--	4,102
Share issuance - RSUs exercised	667,529	4,428	--	--	--	--	--	4,428
Share issuance - DSUs exercised	60,342	392	--	--	--	--	--	392
Share issuance - warrants exercised	766,372	1,150	--	--	--	--	--	1,150
Cancelled shares	(500,000)	(615)	--	--	--	--	615	--
Expired warrants	--	--	(976)	--	--	--	976	--
Share-based payments	--	--	--	9,693	--	--	--	9,693
Nuuvera Malta Ltd. acquisition	--	--	--	--	--	82	(82)	--
Comprehensive income (loss) for the period	--	--	--	--	(2,729)	(1,464)	15,673	11,480
Balance at February 29, 2020	267,134,208	$ 1,767,138	$ 360	$ 43,163	$ (2,848)	$ 27,027	$ 29,285	$ 1,864,125

The accompanying notes are an integral part of these consolidated financial statements

4

Aphria Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - in thousands of Canadian dollars)

		For the nine months ended February 29,
	Note	2020	2019
Cash used in operating activities:
Net income for the period		$ 14,209	$ (32,259)
Adjustments for:
Future income taxes	15	2,040	(4,297)
Fair value adjustment on sale of inventory	5	36,060	18,075
Fair value adjustment on growth of biological assets	6	(86,912)	(23,136)
Loss on marketable securities		338	151
Unrealized foreign exchange gain		(39)	(28)
Amortization	8,9	34,832	14,329
Impairment		--	58,039
Unrealized (gain) loss on convertible notes receivable	11,26	7,569	1,087
Gain on dilution of ownership in equity investee		--	(2,210)
Loss on equity investee		--	830
Loss on promissory notes receivable		12,000	--
Gain on sale of equity investee	12	--	(57,351)
Deferred gain recognized		--	(618)
Other non-cash items		(882)	(147)
Share-based compensation	24	17,645	22,996
(Gain) loss on long-term investments	27	28,144	(23,235)
Unrealized gain on convertible debentures		(86,430)	--
Unrealized loss on financial liabilities		--	1,109
Change in non-cash working capital	29	(102,941)	(9,890)
		(124,367)	(36,555)
Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs		99,727	245,925
Share capital issued on warrants and options		5,252	6,431
Proceeds from long-term debt		79,400	27,841
Repayment of long-term debt		(9,730)	(1,702)
Repayment of lease liabilities		(912)	--
Increase in bank indebtedness		6,948	--
		180,685	278,495
Cash used in investing activities:
Proceeds from disposal of marketable securities		19,861	17,677
Investment in capital and intangible assets		(104,396)	(162,194)
Proceeds from disposal of capital assets		1,672	--
Convertible notes advances		--	(15,000)
Repayment of convertible and promissory notes receivable		--	1,942
Investment in long-term investments and equity investees		(605)	(70,677)
Proceeds from disposal of long-term investments and equity investees	27	26,177	56,962
Net cash paid on business acquisitions	10	(34,722)	(22,885)
		(92,013)	(194,175)
Net increase (decrease) in cash and cash equivalents		(35,695)	47,765
Cash and cash equivalents, beginning of period		550,797	59,737
Cash and cash equivalents, end of period		$ 515,102	$ 107,502
Cash is comprised of:
Cash in bank		$ 514,899	$ 73,188
Short-term deposits		203	34,314
Cash and cash equivalents		$ 515,102	$ 107,502

The accompanying notes are an integral part of these consolidated financial statements

5

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

Aphria Inc. (the "Company" or “Aphria”) is an international organization with a focus on building a global cannabis brand, with operations in Canada, Germany, Italy, Malta, Lesotho, Colombia, Argentina and Jamaica. The Company exists under the laws of Business Corporations Act (Ontario), is licensed to produce and sell medical and adult-use cannabis, cannabis-derived extracts, and derivative cannabis products in Canada under the provisions of The Cannabis Act. In September 2018, the Company acquired LATAM Holdings Inc. (“LATAM”) (Note 10). This purchase provides Aphria an early foothold into the Latin American cannabis market whereby LATAM holds licenses and license applications presently in-process for production, import, export and sale of cannabis and cannabis derivatives in Colombia, Argentina and Jamaica. In January 2019, Aphria through wholly-owned subsidiary Nuuvera Deutschland GmbH acquired CC Pharma GmbH (“CC Pharma”) (Note 10). CC Pharma is a distributor of pharmaceutical products to pharmacies in Germany and is a key part of the Company’s distribution strategy for cannabis in Germany.

Broken Coast Cannabis Ltd. (“Broken Coast”) is a wholly owned subsidiary of the Company licensed to produce and sell cannabis under The Cannabis Act.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. In November 2019, Aphria Diamond received its cultivation licence under the provisions of The Cannabis Act.

The registered office of the Company is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the New York Stock Exchange (“NYSE”) in the United States.

These consolidated financial statements were approved by the Company’s Board of Directors on April 14, 2020.

2.	Basis of preparation

(a)	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)	Functional currency

All figures presented in the consolidated financial statements are reflected in Canadian dollars; however, the functional currency of the Company includes the Canadian dollar and the Euro.

Foreign currency transactions are translated to the respective functional currencies of the Company’s entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate applicable at the statement of financial position date. Non-monetary items carried at historical cost denominated in foreign currencies are translated to the functional currency at the date of the transactions. Non-monetary items carried at fair value denominated in foreign currencies are translated to the functional currency at the date when the fair value was determined. Realized and unrealized exchange gains and losses are recognized through profit and loss.

6

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

On consolidation, the assets and liabilities of foreign operations reported in their functional currencies, including marketable securities and long-term investments, are translated into Canadian dollars, the Group’s presentation currency, at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity. The Company and all of its subsidiaries’ functional currency is Canadian dollars, with the exception of CC Pharma GmbH whose functional currency is the Euro.

(d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Ownership interest[1]
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.[2]	Israel	100%
FL-Group	Italy	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Hampstead International Inc.	Barbados	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%[3]
Aphria Malta Limited	Malta	100%
Nuuvera Malta Ltd.	Malta	100%[4]
ASG Pharma Ltd.	Malta	100%
QSG Health Ltd.	Malta	100%
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.[2]	Italy	51%[5]
APL – Aphria Portugal, Lda.	Portugal	51%[5]
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30%[6]

1 The Company defines ownership interest as the interest in which the Company is entitled to a proportionate share of net income. Legal ownership of some subsidiaries differ from ownership interest shown above.

2 Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for related party balances owing to the Company and are in the process of being dissolved.

3 The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.

4 During the quarter the Company acquired the remaining 10% of Nuuvera Malta Ltd.

5 Subsequent to quarter-end the Company dissolved its ownership in these entities.

6 The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

7

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)	Interest in equity investees

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2019, with the exception of IFRS 15, Revenue from contracts with customers (“IFRS 15”) and the adoption of IFRS 16, Leases (“IFRS 16”), as described below.

IFRS 15 – Revenue from contracts with customers

Revenue is recognized when performance obligation under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods. Except for goods sold under bill-and-hold arrangements, control is transferred when title and physical possession of the product has transferred to the customer, which is determined by respective shipping terms and certain additional considerations. Invoices are generally issued at the time of delivery (which is when the Company has satisfied its performance obligation under the arrangement). The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized upon passing of control to the customer.

Under bill-and-hold arrangements – whereby the Company bills a customer for product to be delivered at a later date – control typically transfers when the product is still in our physical possession, and title and risk of loss has passed to the customer. Revenue is recognized when all specific requirements for transfer of control under a bill-and-hold arrangement have been met.

Amounts disclosed as net revenue are net of sales tax, duty tax, allowances, discounts and rebates.

8

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

New standards and interpretations applicable effective June 1, 2019

Adoption of IFRS 16 – Leases

IFRS 16 introduced a single, on-balance sheet accounting model for leases. The Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

The Company has applied IFRS 16 using the modified retrospective method and has elected to set the right-of-use asset equal to the lease liability. As such the cumulative effect of initial application recognized in retained earnings at June 1, 2019 is nil. Accordingly, the comparative information presented for the prior period has not been restated and is presented as previously reported under IAS 17 and related interpretations.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a lease. The Company now determines whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is Initially measured at cost, and subsequently at cost less any accumulated depreciation or impairment losses and adjusted for certain re-measurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The Company primarily uses its incremental borrowing rate as the discount rate. The weighted average discount rate used was 5.0%. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after June 1, 2019.

The Company used the following additional practical expedients:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•	Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;
•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Company has furthermore applied judgment to determine the applicable discount rate. The discount rate is based on the Company's incremental borrowing rate and reflects the current market assessments of the time value of money and the associated risks for which the estimates of future cash flows have not been adjusted for.

On transition to IFRS 16, the Company recognized right-of-use assets and corresponding lease liabilities of $6,619 on June 1, 2019 for a combination of vehicle and office lease agreements. The Company has recognized amortization expense of $244 and $850 and finance costs of $80 and $241 in the condensed consolidated interim statements of income and comprehensive income for the three and nine months ended February 29, 2020.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

9

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of income and comprehensive income, and consolidated statements of cash flows to improve clarity.

4.	Prepaids and other current assets

Prepaids and other current assets are comprised of:

	February 29, 2020	May 31, 2019
Sales tax receivable	$ 5,456	$ 7,583
Accrued interest	158	2,779
Prepaid assets	23,707	10,696
Other	4,015	2,333
	$ 33,336	$ 23,391

5.	Inventory

Inventory is comprised of:

	Capitalized cost	Fair value adjustment	February 29, 2020	May 31, 2019
Harvested cannabis	$ 30,265	$ 39,504	$ 69,769	$ 23,253
Purchased cannabis	13,907	--	13,907	--
Harvested cannabis trim	9,391	6,524	15,915	5,789
Cannabis oil	29,056	25,049	54,105	19,601
Purchased cannabis oil	7,493	--	7,493	--
Softgel capsules	222	188	410	764
Cannabis vapes	756	624	1,380	--
Distribution inventory	40,252	--	40,252	32,944
Other inventory items	22,601	--	22,601	9,178
	$ 153,943	$ 71,889	$ 225,832	$ 91,529

During the three and nine months ended February 29, 2020, the Company recorded $16,707 and $46,055 (2019 - $10,471 and $25,705) of production costs. Included in production costs for the three and nine months ended February 29, 2020 is $570 and $1,299 of internal cannabis oil conversion costs (2019 - $238 and $1,432), $nil and $nil of external cannabis oil conversion costs (2019 - $892 and $892), and amortization of $3,439 and $7,588 (2019 - $788 and 2,321). The Company also included $4,510 and $10,988 of amortization which remains in inventory for the three and nine months ended February 29, 2020 (2019 - $1,016 and $2,452) related to capital assets utilized in production. During the three and nine months ended February 29, 2020, the Company expensed $16,383 and $36,060 (2019 –$5,542 and $18,075) of fair value adjustments on the growth of biological assets included in inventory sold.

During the prior and current quarter, the Company purchased a total of $29,757 (8,910.2 kgs) of dried flower cannabis on the wholesale market. At the end of the current quarter, the Company maintained $13,907 (4,267.1 kgs) of purchased cannabis in inventory. The Company anticipates selling all its remaining purchased cannabis in the next quarter. During the three and nine months ended February 29, 2020, the Company recorded $15,115 and $15,850 of purchased cannabis in the statements of income and comprehensive income.

During the prior quarter, the Company identified an excess amount of extraction grade harvested cannabis and trim, specifically lower potency Tetrahydrocannabinol (“THC”) dominant cannabis, and a shortage of Cannabidiol (“CBD”) distillate. On February 20, 2020, the Company entered into a wholesale transaction and sold 4,251.0 kgs of extraction grade harvested cannabis and trim for $10,016. In a separate transaction, on the same date, the Company purchased $7,493 (20,442.2 litres or 3,555.2 kgs equivalent) of purchased CBD cannabis oils from the same counterparty. On February 28, 2020, title and control of the extraction grade harvested cannabis and trim was transferred and accepted by the customer, while staying in the physical possession of the Company, since the customer engaged the Company to store the THC dominant cannabis and trim until May 31, 2020.

10

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company holds 19,662.7 kgs of harvested cannabis (May 31, 2019 – 6,309.9 kgs), 7,548.8 kgs of harvested cannabis trim (May 31, 2019 – 1,908.0 kgs), 99,018.9 litres of cannabis oils or 17,220.7 kgs equivalent in various stages of production (May 31, 2019 – 28,458.1 litres or 4,949.2 kgs equivalent), 774.6 litres of cannabis oils used in softgel capsules or 134.7 kgs equivalent at February 29, 2020 (May 31, 2019 – 982.0 litres or 218.2 kgs equivalent) and 2,629.4 litres of cannabis oils used in cannabis vape oils or 457.3 kgs equivalent at February 29, 2020 (May 31, 2019 – nil litres or nil kgs equivalent).

6.	Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2018	$ 7,331
Changes in fair value less costs to sell due to biological transformation	40,607
Production costs capitalized	47,747
Transferred to inventory upon harvest	(76,960)
Balance at May 31, 2019	$ 18,725
Changes in fair value less costs to sell due to biological transformation	86,912
Production costs capitalized	107,616
Transferred to inventory upon harvest	(179,395)
Balance at February 29, 2020	$ 33,858

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until half way through the flowering cycle of the plants. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of harvested cannabis and harvested cannabis trim to be $3.50 and $2.00 per gram respectively, upon harvest for greenhouse produced cannabis (May 31, 2019 – $3.50 and $2.75 per gram) and $4.00 and $3.25 per gram respectively (May 31, 2019 - $4.00 and $3.25 per gram), upon harvest for indoor produced cannabis.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $40,267 and $86,912 during the three and nine months ended February 29, 2020 (2019 – $9,471 and $23,136).

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. Only when there is a material change from the expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the period, there was no material change to these inputs and therefore there has been no change in the determined fair value per plant.

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•        The harvest yield is between 20 grams and 60 grams per plant;

•        The selling price is between $3.00 and $7.00 per gram;

•        Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram;

•        Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $1.50 per gram;

Sales price used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•         Selling price per gram – a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $891 (May 31, 2019 - $516) and inventory decreasing by $7,030 (May 31, 2019 - $2,470)

11

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

•        Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $504 (May 31, 2019 - $266)

These inputs are level 3 on the fair value hierarchy and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

7.	Related party transactions

Key management personnel compensation for the three months ended February 29, 2020 and 2019 was comprised of:

	For the three months ended February 29,
	2020	2019
Salaries	$ 1,769	$ 1,580
Share-based compensation	612	8,308
	$ 2,381	$ 9,888

Key management personnel compensation for the nine months ended February 29, 2020 and 2019 was comprised of:

	For the nine months ended February 29,
	2020	2019
Salaries	$ 4,930	$ 3,257
Share-based compensation	2,135	9,610
	$ 7,065	$ 12,867

Directors and officers of the Company control 0.08% or 211,207 of the voting shares of the Company.

As at February 29, 2020, a balance paid to an officer and director of the Company of $1,199 is included within prepaid and other current assets.

During the period, the Company issued 126,574 deferred share units to directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the period, the Company issued 1,575,848 restricted share units to officers and directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan. 1,214,444 restricted share units issued to an officer and director of the Company vest upon the achievement of specified performance measures. 50,000 vested immediately, 87,565 vest June 1, 2020 and the remaining vest over two years.

During the period, the Company issued 1,200,962 stock options to officers of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

12

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

8.	Capital assets

	Land	Production Facility	Equipment	Leasehold improvements	Construction in process	Rights-of-Use Assets	Total capital assets
Cost
At May 31, 2018	$ 24,504	$ 99,442	$ 15,949	$ 1,665	$ 167,157	$ --	$ 308,717
Business acquisitions	345	4,524	1,662	182	154	--	6,867
Additions	8,109	3,829	28,305	778	163,953	--	204,974
Transfers	192	124,603	33,687	(1,389)	(157,093)	--	--
Effect of foreign exchange	3	70	24	--	11	--	108
At May 31, 2019	33,153	232,468	79,627	1,236	174,182	--	520,666
IFRS 16 Adjustment	--	--	--	--	--	6,619	6,619
Additions	28	4,633	16,625	978	82,285	592	105,141
Transfers	--	35,989	96,681	1,013	(133,683)	--	--
Disposals	--	--	(640)	--	(1,032)	--	(1,672)
Effect of foreign exchange	(9)	(206)	(70)	--	(49)	25	(309)
At February 29, 2020	$ 33,172	$ 272,884	$ 192,223	$ 3,227	$ 121,703	$ 7,236	$ 630,445

Accumulated depreciation
At May 31, 2018	$ --	$ 2,500	$ 2,957	$ 109	$ --	$ --	$ 5,566
Amortization	--	5,160	5,962	80	--	--	11,202
At May 31, 2019	--	7,660	8,919	189	--	--	16,768
Amortization	--	9,727	13,125	330	--	880	24,062
At February 29, 2020	$ --	$ 17,387	$ 22,044	$ 519	$ --	$ 880	$ 40,830

Net book value
At May 31, 2018	$ 24,504	$ 96,942	$ 12,992	$ 1,556	$ 167,157	$ --	$ 303,151
At May 31, 2019	$ 33,153	$ 224,808	$ 70,708	$ 1,047	$ 174,182	$ --	$ 503,898
At February 29, 2020	$ 33,172	$ 255,497	$ 170,179	$ 2,708	$ 121,703	$ 6,356	$ 589,615

13

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

9.	Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2018	$ 11,730	$ 409	$ 139,170	$ 1,930	$ 81,086	$ 234,325
Business acquisitions	21,300	--	123,956	1,400	16,200	162,856
Additions	--	496	12,754	--	1,244	14,494
At May 31, 2019	33,030	905	275,880	3,330	98,530	411,675
Additions	--	369	2,110	--	1,368	3,847
Effect of foreign exchange	(1,455)	--	(37)	(85)	(1,116)	(2,693)
At February 29, 2020	$ 31,575	$ 1,274	$ 277,953	$ 3,245	$ 98,782	$ 412,829

Accumulated depreciation
At May 31, 2018	$ 1,274	$ 256	$ 277	$ 314	$ 5,760	$ 7,881
Amortization	4,729	161	582	1,176	5,090	11,738
At May 31, 2019	6,003	417	859	1,490	10,850	19,619
Amortization	4,522	299	132	1,173	4,644	10,770
At February 29, 2020	$ 10,525	$ 716	$ 991	$ 2,663	$ 15,494	$ 30,389

Net book value
At May 31, 2018	$ 10,456	$ 153	$ 138,893	$ 1,616	$ 75,326	$ 226,444
At May 31, 2019	$ 27,027	$ 488	$ 275,021	$ 1,840	$ 87,680	$ 392,056
At February 29, 2020	$ 21,050	$ 558	$ 276,962	$ 582	$ 83,288	$ 382,440

Included in Licences, permits & applications is $273,579 of indefinite lived intangible assets.

10.	Business Acquisitions

Acquisition of LATAM Holdings Inc.

On July 17, 2018, the Company signed a share purchase agreement with Scythian Biosciences Corp. (“Scythian”) to purchase 100% of the issued and outstanding shares of LATAM Holdings Inc. (“LATAM Holdings”); a direct wholly-owned subsidiary of Scythian. As outlined in the share purchase agreement, the negotiated purchase price was to be settled with the issuance of 15,678,310 shares of the Company valued on July 17, 2018 at $193,000 and the assumption of $1,000 USD ($1,310 CAD) short-term liabilities. The acquisition of LATAM Holdings closed on September 27, 2018. Therefore, in accordance with IFRS 3 - Business Combinations, the equity consideration transferred was measured at fair value at the acquisition date, which is the date control was obtained, which in this case was determined to be September 27, 2018. The fair value of the consideration shares on September 27, 2018 was $273,900.

LATAM Holdings, through other subsidiaries, provides the Company with access to the emerging cannabis markets in Latin America and the Caribbean. Through this acquisition, the Company secured key licenses in Colombia, Argentina and Jamaica which is anticipated to provide first mover advantage in these countries. In addition, the Company acquired an option and rights of first refusal to purchase a Brazilian incorporated entity, with the option and right of first refusal vesting only upon the entity obtaining a licence to cultivate and distribute cannabis lawfully in Brazil.

14

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	15,678,310	$ 17.47	$ 273,900
Total consideration paid				$ 273,900

Net assets acquired
Current assets
Cash and cash equivalents				2,704
Accounts receivable				571
Prepaids and other current assets				106
Inventory				65
Long-term assets
Capital assets				494
Licences, permits & applications				123,956
Goodwill				189,188
Total assets				317,084
Current liabilities
Accounts payable and accrued liabilities				1,986
Income taxes payable				20
Long-term liabilities
Deferred tax liability				29,837
Total liabilities				31,843

Non-controlling interest				11,341

Total net assets acquired				$ 273,900
(i) Share price based on the price of the shares on September 27th, 2018.

Net income and comprehensive net income for the Company would have been lower by approximately $nil and $1,519 for the three and nine months ended February 28, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $1,133.

Acquisition of CC Pharma GmbH

On November 7 ,2018, the Company signed a share purchase agreement to acquire 100% of the issued and outstanding shares of CC Pharma. The purchase price was cash consideration of €18,920 ($28,775 CAD) and additional cash consideration of up to €23,500 ($35,741 CAD) contingent on CC Pharma obtaining a specified EBITDA target. The acquisition of CC Pharma closed on January 9, 2019. During the three months ended August 31, 2019, the Company paid the additional cash consideration of €23,500 previously included in accounts payable. The value in CAD at the date of settlement was $34,722.

CC Pharma is a leading distributor of pharmaceutical products to pharmacies in Germany as well as throughout Europe. The acquisition of CC Pharma provides the Company access to the cannabis markets in Germany and ultimately pan-European platforms.

15

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

Amount
Consideration
Cash	$ 28,775
Contingent consideration	35,741
Total consideration	$ 64,516

Net assets acquired
Current assets
Cash and cash equivalents	7,237
Accounts receivable	33,989
Prepaids and other current assets	14,616
Inventory	28,352
Long-term assets
Capital assets	6,373
Customer relationships	21,300
Non-compete agreements	1,400
Intellectual property, trademarks & brands	16,200
Goodwill	6,146
Total assets	135,613
Current liabilities
Bank loans and overdrafts	20,255
Accounts payable and accrued liabilities	44,111
Income taxes payable	672
Long-term liabilities
Deferred tax liability	6,059
Total liabilities	71,097

Total net assets acquired	$ 64,516

Revenue for the Company would have been higher by approximately $45,000 and $345,000, net income and comprehensive net income for the Company would have been higher by approximately $875 and $6,125 respectively, for the three and nine months ended February 28, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $595.

Goodwill is comprised of:

	February 29, 2020	May 31, 2019
CannWay goodwill	$ 1,200	$ 1,200
Broken Coast goodwill	146,091	146,091
Nuuvera goodwill	377,221	377,221
LATAM goodwill	139,188	139,188
CC Pharma goodwill	6,146	6,146
Effect of foreign exchange	(124)	--
	$ 669,722	$ 669,846

During the period, we assessed for indicators of impairment and noted that there were none. The “COVID-19” pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our CGUs.

16

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

11.	Convertible notes receivable

	February 29, 2020	May 31, 2019
HydRx Farms Ltd. (d/b/a Scientus Pharma)	$ 6,000	$ 11,500
Fire & Flower Inc.	--	11,166
10330698 Canada Ltd. (d/b/a Starbuds)	4,459	5,204
High Tide Inc.	4,198	4,360
	14,657	32,230
Deduct - current portion	(10,459)	(11,500)
	$ 4,198	$ 20,730

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debentures bore interest at 8%, paid semi-annually, matured in two years and included the right to convert the debentures into common shares of SP at $2.75 per common share at any time before maturity. The Company agreed with SP to extend the due date to January 16, 2020. The Company maintains a first security position on all of SP’s assets. At quarter-end, the convertible debentures remain unpaid as the Company is in the process of enforcing its security against the assets of SP.

As at February 29, 2020, the fair value of the Company’s secured convertible debentures was $6,000 (May 31, 2019 - $11,500), which resulted in a fair value gain (loss) for the three and nine months ended February 29, 2020 of $(1,000) and $(5,500) (2019 - $4,896 and $4,629). The Company determined the fair value based on expected net realizable value of the securitized assets available for realization.

Fire & Flower Inc.

On July 26, 2018, Aphria purchased $10,000 in unsecured convertible debentures of Fire & Flower Inc. (“F&F”). The convertible debentures bore interest at 8% per annum compounded, accrued and paid semi-annually in arrears. The debentures were to mature on July 31, 2020, at which point, they were to automatically convert into common shares of F&F at the lower of $1.15 and the share price on July 31, 2020. The debentures may also have been converted into a loan on July 31, 2020 bearing interest at 12%, at the holder’s option.

During the quarter the company converted the convertible notes receivable into 8,695,651 common shares of F&F (Note 13). The fair value of the unsecured convertible debentures was $10,112 prior to conversion (May 31, 2019 - $11,166), which resulted in a fair value gain (loss) for the three and nine months ended February 29, 2020 of $186 and $(1,054) (2019 - $855 and $3,450).

10330698 Canada Ltd. (d/b/a Starbuds)

On December 28, 2018, Aphria purchased $5,000 in secured convertible debentures of Starbuds. The convertible debentures bear interest at 8.5% per annum accruing daily due until maturity on December 28, 2020. The debentures are secured against the assets of Starbuds. The debentures and any accrued and unpaid interest are convertible into common shares for $0.50 per common share and mature on December 28, 2020.

As at February 29, 2020, the fair value of the Company’s secured convertible debentures was $4,459 (May 31, 2019 - $5,204), which includes $108 (May 31, 2019 - $nil) of accrued interest. The remaining decrease resulted in a fair value gain (loss) for the three and nine months ended February 29, 2020 of $172 and $(853) (2019 - $92 and $92).

High Tide Inc.

On April 10, 2019, Aphria purchased $4,500 in unsecured convertible debentures of High Tide Inc. (“High Tide”). The convertible debentures bear interest at 10% per annum, payable annually up front in common shares of High Tide based on the 10-day volume weighted average price (the “Debentures”). The debentures mature on April 10, 2021 and are convertible into common shares of High Tide at a price of $0.75 at the option of the holder. In addition to the debentures, the Company received 6,000,000 warrants in High Tide as part of the purchase of the unsecured convertible debentures (Note 13).

17

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

As at February 29, 2020, the fair value of the unsecured convertible debentures was $4,198 (May 31, 2019 -$4,360), which resulted in a fair value gain (loss) for the three and nine months ended February 29, 2020 of $12 and $(162) (2019 - $nil and $nil).

Convertible notes receivable

During the three and nine months ended February 29, 2020, the Company purchased a total of $nil (2019 - $15,000) in convertible notes. The unrealized gain (loss) on convertible notes receivable recognized in the results of operations amounts to $(630) and $(7,569) for the three and nine months ended February 29, 2020 (2019 - $3,949 and $1,087).

The fair value was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 1.25%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

12.	Interest in equity investees

Althea Group Holdings Ltd. (“Althea”)

As at February 29, 2020 the Company held 12,250,000 common shares of Althea (May 31, 2019 – 50,750,000) representing an ownership interest of below 10% (May 31, 2019 - 25%).

On July 25, 2019 Althea issued 30,000,000 common shares for gross proceeds of $30,000 AUD. During the first quarter of the 2020 fiscal year, the Company sold 652,094 common shares in Althea reducing the Company’s ownership interest in Althea to 21.5% (Note 27). The Company also relinquished its board representation and ability to participate in Althea’s policy making process. As a result of these transactions, the Company ceased to account for this investment as an equity investee. In accordance with IAS 28, the Company recognized a gain on the change from equity accounting to fair value through profit and loss of $24,255 and reclassified its ownership interest to long-term investments (Note 13 and 27).

13.	Long-term investments

	Cost May 31, 2019	Fair value May 31, 2019	Investment	Divesture/ Transfer	Subtotal February 29, 2020	Change in fair value	Fair value February 29, 2020
Level 1 on fair value hierarchy
Tetra Bio-Pharma Inc.	19,057	17,216	-	-	17,216	(6,456)	10,760
National Access Cannabis Corp.	11,574	7,147	-	(7,147)	-	-	-
Aleafia Health Inc.	10,000	8,445	-	-	8,445	(5,533)	2,912
Rapid Dose Therapeutics Inc.	5,400	5,832	-	(228)	5,604	(3,217)	2,387
Fire & Flower Inc.	3,416	2,823	10,979	(13,327)	475	(246)	229
High Tide Inc.	450	340	-	-	340	(199)	141
Althea Group Holdings Ltd.	-	-	-	2,206	2,206	788	2,994
	49,897	41,803	10,979	(18,496)	34,286	(14,863)	19,423
Level 3 on fair value hierarchy
Resolve Digital Health Inc.	718	1,100	-	-	1,100	(1,100)	-
Resolve Digital Health Inc.	282	282	-	-	282	(282)	-
Green Acre Capital Fund I	2,000	4,290	-	-	4,290	(1,229)	3,061
Green Tank Holdings Corp.	1,890	5,334	-	-	5,334	(3,991)	1,343
IBBZ Krankenhaus GmbH	1,956	1,965	-	-	1,965	(39)	1,926
Greenwell Brands GmbH	152	153	-	-	153	(3)	150
HighArchy Ventures Ltd.	9,995	9,995	-	-	9,995	(4,998)	4,997
Schroll Medical ApS	-	-	605	-	605	(9)	596
	16,993	23,119	605	-	23,724	(11,651)	12,073
	66,890	64,922	11,584	(18,496)	58,010	(26,514)	31,496

18

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Tetra Bio-Pharma Inc.

The Company owns 26,900,000 common shares and 6,900,000 warrants at a cost of $19,057, with a fair value of $10,760 as at February 29, 2020. Each warrant is exercisable at $1.29 per warrant expiring November 1, 2021.

National Access Cannabis (“NAC”)

During the period, the Company sold 11,344,505 common shares in NAC, for proceeds of $2,532 resulting in a loss of $4,615 (Note 27).

Aleafia Health Inc. (formerly Emblem Corp.) (“Aleafia”)

The Company owns 5,823,831 common shares in Aleafia at a cost of $10,000, with a fair value of $2,912 as at February 29, 2020.

Rapid Dose Therapeutics Inc. (“RDT”)

During the period, the Company sold 281,500 common shares in RDT, for proceeds of $139 resulting in a loss of $89 (Note 27). The Company owns 6,918,500 common shares, for a total cost of $5,189, with a fair value of $2,387 as at February 29, 2020.

Fire & Flower Inc.

During the period, the Company received stock dividends of 716,304 shares with an allocated cost of $867.

During the quarter, the Company converted its convertible notes receivable in Fire & Flower Inc. and received 8,695,651 common shares with an allocated cost of $10,112 (Note 11). The Company sold 11,280,180 common shares in Fire & Flower Inc. for proceeds of $8,704 resulting in a loss of $4,623 (Note 27). The Company owns 408,775 common shares, for a total cost of $475 with a fair value of $229 as at February 29, 2020.

High Tide Inc.

The Company owns 943,396 common shares and 6,000,000 warrants in High Tide Inc. at a cost of $450, with a fair value of $141 as at February 29, 2020. Each warrant is exercisable at $0.85 per warrant expiring April 18, 2021.

Althea Group Holdings Ltd. (“Althea”)

During the first quarter, the Company reclassified the common shares held in Althea from equity investee to long-term (Note 12). During the period, the Company sold 38,500,000 common shares in Althea, for proceeds of $14,802, resulting in a gain of $7,697 (Note 27). The Company owns 12,250,000 common shares of Althea at a cost of $2,348 AUD ($2,206 CAD) with a fair value of $3,430 AUD ($2,994 CAD) as at February 29, 2020.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $nil as at February 29, 2020. The Company determined the fair value of its investment based on its net realizable value. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

Green Acre Capital Fund I

The Company invested $2,000 to Green Acre Capital Fund I. The Company determined the fair value of its investment, based on its proportionate share of net assets, to be $3,061 as at February 29, 2020. The Company has received $1,400 return of capital since its initial contribution.

Green Tank Holdings Corp. (“Green Tank”)

The Company owns 1,540,308 shares in Green Tank for a total cost of $1,420 USD ($1,890 CAD), with a fair value of $1,000 USD ($1,343 CAD) as at February 29, 2020. The Company determined the fair value of its investment based on its net realizable value.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. The Company determined that the fair value of its investment, based on Krankenhaus’ most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(39) due to changes in the foreign exchange rate.

19

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Greenwell Brands GmbH (“Greenwell”)

In September 2018, the Company entered into an investment and shareholder agreement with Greenwell for the purchase of 1,250 common shares, for a total cost of €100 ($152 CAD). The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(3) due to changes in the foreign exchange rate.

HighArchy Ventures Ltd. (“HighArchy”)

In October 2018, the Company entered into a subscription agreement with HighArchy for the purchase of 1,999 Class A shares and 1,999 Class B shares, for a total cost of $9,995 and a fair value of $4,997. During the year, HighArchy completed a share split of 10,000 to 1. The Company determined the fair value of its investment based on its net realizable value.

During the quarter, the Company relinquished control of 50% of the shares it previously owned in HighArchy. The Company maintains an option to re-acquire control of the shares for a nominal value for the next two years.

Schroll Medical ApS

The Company has contributed capital of €403 ($605 CAD) and owns 3,000 shares in Schroll Medical ApS. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(9) due to changes in the foreign exchange rate.

14.	Promissory notes receivable

	May 31, 2019	Additions	Repayment/ Impairment	February 29, 2020
May 15, 2019 - $39,000 - 3%, due	$ 39,000	$ --	$ (12,000)	$ 27,000
July 15, 2020
November 1, 2018 - $200 - interest free, due	200	--	(55)	145
May 1, 2020
	$ 39,200	$ --	$ --	$ 27,145

Subsequent to quarter-end, the Company agreed to settle the May 15, 2019 promissory notes receivable in full for $20,000 USD ($27,000 CAD), resulting in a write-down on promissory notes of $12,000 recognized in non-operating income (Note 26).

20

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

15.	Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the nine months ended February 29,
	2020	2019
Income before income taxes (recovery)	$ 20,249	$ (31,858)
Statutory rate	26.5%	26.5%

Expected income tax expense at combined basic federal and provincial tax rate	5,366	(8,442)

Effect on income taxes of:
Foreign tax differential	(110)	(381)
Permanent differences	(224)	14,496
Non-deductible share-based compensation and other expenses	4,537	6,094
Non-taxable portion of gains	(4,759)	(11,617)
Other	538	146
Tax assets not recognized	692	105
	$ 6,040	$ 401

Income tax expense (recovery) is comprised of:
Current	$ 4,000	$ 4,698
Future	2,040	(4,297)
	$ 6,040	$ 401

The following table summarized the movement in deferred tax:

Amount
Balance at May 31, 2018	$ 59,253
Future income tax recovery	(4,090)
Income tax recovery on share issuance costs	(3,426)
Acquired through business acquisition	35,896
Balance at May 31, 2019	$ 87,633
Future income tax expense	2,040
Effect of foreign exchange	(436)
Balance at February 29, 2019	$ 89,237

The following table summarizes the components of deferred tax:

	February 29, 2020	May 31, 2019
Deferred tax assets
Non-capital loss carry forward	$ 40,458	$ 20,133
Capital loss carry forward	829	--
Share issuance and financing fees	7,377	9,689
Other	1,110	1,102
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(7,194)	(2,751)
Intangible assets in excess of tax costs	(98,211)	(101,271)
Unrealized gain	(12,199)	(6,534)
Biological assets and inventory in excess of tax costs	(21,407)	(8,001)
Net deferred tax liabilities	$ (89,237)	$ (87,633)

21

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

16.	Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As of the February 29, 2020, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first ranking position on a general security agreement.

The Company’s subsidiary, CC Pharma, has two operating lines of credit for €3,500 each, which bear interest at Euro Over Night Index Average plus 2.5% and Euro Interbank Offered Rate plus 3.682%. As at February 29, 2020, a total of €4,706 ($6,948 CAD) was drawn down from the available credit of €7,000. The operating lines of credit are secured by a first charge on the inventory held by CC Pharma.

17.	Long-term debt

	February 29, 2020	May 31, 2019
Credit facility - $80,000 - Canadian prime interest rate plus an applicable margin, 3-year term, with a 10-year amortization, repayable in blended monthly payments, due in November 2022	$ 80,000	$ --
Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments, due in July 2023	18,490	24,022
Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	22,323	23,352
Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $13 including interest, due in July 2021	859	946
Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $23 including interest, due in July 2021	3,275	3,380
Vendor take-back mortgage - $2,850 - 6.75%, 5-year term, repayable in equal monthly instalments of $56 including interest, due in June 2021	856	1,305
Term loan - €5,000 - Euro Interbank Offered Rate + 1.79%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	5,905	7,169

Term loan - €5,000 - Euro Interbank Offered Rate + 2.68%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	5,905	7,169
	137,613	67,343
Deduct - unamortized financing fees	(678)	(116)
- principal portion included in current liabilities	(6,318)	(6,332)
	$ 130,617	$ 60,895

Total long-term debt repayments are as follows:

Next 12 months		$ 6,318
2 years		14,021
3 years		77,920
4 years		6,043
5 years		2,480
Thereafter		30,831
Balance of obligation		$ 137,613

The credit facility of $80,000 was entered into on November 29, 2019 by 51% owned subsidiary Aphria Diamond and is secured by a first charge on the property at 620 County Road 14, Leamington, Ontario, owned by Aphria Diamond, and a guarantee from Aphria Inc. Principal payments start on the credit facility in March 2021.

22

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The term loan of $18,490 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in August 2018. The effective interest rate during the period was 4.68%.

The term loan of $22,323 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

The term loan of $859 and mortgage payable of $3,275 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $856 was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

The Company acquired term loans initially up to €17,000 ($25,460 CAD) as part of the acquisition of CC Pharma (Note 10). As February 29, 2020, the Company had amounts outstanding of €8,000 ($11,810 CAD). These term loans are secured against the distribution inventory held by CC Pharma.

18.	Convertible debentures

	February 29, 2020	May 31, 2019
Opening balance	$ 421,366	$ --
Principal amount issued	--	469,805
Fair value adjustment	(86,430)	(48,439)
Closing balance	$ 334,936	$ 421,366

The unsecured convertible debentures were entered into in April 2019, in the principal amount of $350,000 USD, are due in five years from issuance (the “Notes”). The Notes bear interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2019. The Notes are an unsecured obligation and ranked senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all liabilities that are not subordinated. The Notes are effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

Holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time between December 1, 2023 to the maturity date. The initial conversion rate for the Notes will be 106.5644 common shares of Aphria per $1 USD principal amount of Notes, which will be settled in cash, common shares of Aphria or a combination thereof, at Aphria’s election. This is equivalent to an initial conversion price of approximately $9.38 per common share, subject to adjustments in certain events. In addition, holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time preceding December 1, 2023, if:

(a) the last reported sales price of the common shares for at least 20 trading days during a period of 30 consecutive trading days immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(b) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1 USD principal amount of the Notes for each trading day of the measurement period is less than 98% of the product of the last reported sale price of the Company’s common shares and the conversion rate on each such trading day;

(c) the Company calls any or all of the Notes for redemption or;

(d) upon occurrence of specified corporate event.

The Company may not redeem the Notes prior to June 6, 2022, except upon the occurrence of certain changes in tax laws. On or after June 6, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on and including trading day immediately preceding the date on which the Company provides notice of redemption. The redemption of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

23

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

19.	Share capital

The Company is authorized to issue an unlimited number of common shares. As at February 29, 2020, the Company has issued 267,134,208 shares.

Common Shares	Number of shares	Amount
Balance at May 31, 2019	250,989,120	$ 1,655,273
January 2020 bought deal, net of issuance costs	14,044,944	99,727
Options exercised	1,105,901	6,783
RSUs exercised	667,529	4,428
DSUs exercised	60,342	392
Warrants exercised	766,372	1,150
Shares cancelled	(500,000)	(615)
	267,134,208	$ 1,767,138

a)	In January 2020, the Company closed a bought deal financing which it issued 14,044,944 common shares and 7,022,472 warrants to purchase common shares for $9.26 per share (Note 20) expiring in two years. The Company received net proceeds of $99,727 from the financing.
b)	Throughout the period, 1,105,901 shares were issued from the exercise of stock options with exercise prices ranging from $1.40 to $7.92 for a value of $6,783, including any cash consideration;
c)	Throughout the period, 667,529 shares were issued in accordance with the restricted share unit plan to employees, 60,342 shares were issued in accordance with the deferred share unit plan to former directors and 766,372 shares were issued from the exercise of warrants with exercise price of $1.50 for a value of $1,150, including any cash consideration; and,
d)	During the period, the Company cancelled 500,000 common shares which were previously held and subject to various escrow agreements.

20.	Warrants

The warrant details of the Company are as follows:
Type of warrant	Expiry date	Number of warrants	Weighted average price	Amount
Warrant	September 26, 2021	200,000	$ 3.14	$ 360
Warrant	January 30, 2022	7,022,472	9.26	--
		7,222,472	$ 9.09	$ 360

	February 29, 2020		May 31, 2019
	Number of warrants	Weighted average price	Number of warrants	Weighted average price
Outstanding, beginning of the period	2,292,800	$ 12.25	2,843,138	$ 10.52
Exercised during the period	(766,372)	1.50	(550,335)	3.29
Issued during the period	7,022,472	9.26	--	--
Cancelled during the period	(1,326,428)	19.84	(3)	1.75
Outstanding, end of the period	7,222,472	$ 9.09	2,292,800	$ 12.25

24

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

21.	Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $2,632 and $9,693 during the three and nine months ended February 29, 2020 (2019 - $12,319 and $20,404), related to stock options (Note 24). The total fair value of options granted during the period was $6,842 (2019 - $21,888).

	February 29, 2020		May 31, 2019
	Number of options	Weighted average price	Number of options	Weighted average price
Outstanding, beginning of the period	7,814,996	$ 11.05	8,956,195	$ 7.60
Exercised during the period	(1,316,520)	4.37	(3,164,174)	4.05
Issued during the period	1,894,128	7.98	3,005,000	13.05
Cancelled during the period	(2,019,895)	10.41	(982,025)	8.27
Outstanding, end of the period	6,372,709	$ 11.72	7,814,996	$ 11.05
Exercisable, end of the period	3,954,638	$ 11.64	4,474,966	$ 9.54

In June 2019, the Company issued 350,000 stock options at an exercise price between $9.15 and $9.70 per share, exercisable for 5 years to officers of the Company. Nil options vested immediately and the remainder vest over 3 years.

In August 2019, the Company issued 736,146 stock options at an exercise price of $9.13 per share, exercisable for 5 years to officers and employees of the Company. Nil options vested immediately and the remainder vest over 3 years.

In October 2019, the Company issued 300,000 stock options at an exercise price of $6.63 per share, exercisable for 5 years to officers of the Company. All options vest immediately.

In November 2019, the Company issued 507,982 stock options at an exercise price of $9.13 per share, exercisable for 5 years to officers and employees of the Company. 183,333 options vested immediately and the remainder vest over 3 years.

25

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise price	Number of options	Vested and exercisable
June 2020	$ 5.44	50,000	50,000
July 2020	$ 5.24	235,505	235,505
September 2020	$ 0.85	185,000	185,000
October 2020	$ 6.90	20,000	20,000
November 2020	$ 9.05	20,000	20,000
December 2020	$ 14.06	100,000	100,000
January 2021	$ 21.70	10,000	10,000
January 2021	$ 22.89	110,000	80,000
March 2021	$ 14.39	20,000	13,333
March 2021	$ 9.98	200,000	133,333
March 2021	$ 12.39	50,000	33,333
April 2021	$ 11.40	333,333	220,000
May 2021	$ 20.19	908,500	575,164
June 2021	$ 1.40	51,668	51,668
June 2021	$ 11.78	50,000	33,333
August 2021	$ 1.64	65,000	65,000
September 2021	$ 19.38	50,000	33,333
October 2022	$ 6.90	74,000	74,000
July 2023	$ 11.51	66,666	26,664
July 2023	$ 11.85	334,666	107,998
September 2023	$ 19.38	136,666	49,996
October 2023	$ 19.70	46,666	19,998
February 2024	$ 12.77	225,000	74,996
February 2024	$ 13.31	1,000,000	1,000,000
April 2024	$ 11.45	60,000	--
June 2024	$ 9.15	300,000	--
June 2024	$ 9.70	50,000	--
August 2024	$ 9.13	620,073	--
October 2024	$ 6.63	300,000	300,000
November 2024	$ 6.26	441,315	183,333
July 2027	$ 2.52	59,689	59,689
November 2027	$ 6.29	39,792	39,792
March 2028	$ 12.29	119,378	119,378
March 2028	$ 14.38	39,792	39,792
Outstanding, end of the period	$ 11.72	6,372,709	3,954,638

The Company used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 2.00-2.08% on the date of grant; expected life of 3 – 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0% - 20%; dividend yield of nil; and, the exercise price of the respective option.

22.	Non-controlling interest

The following tables summarise the information relating to the Company’s subsidiaries, Aphria Diamond, CannInvest Africa Ltd., Verve Dynamics Incorporated (Pty) Ltd. (“Verve Dynamics”), Nuuvera Malta Ltd., Marigold Projects Jamaica Limited (“Marigold”), and ColCanna S.A.S. before intercompany eliminations.

26

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Non-controlling interest as at February 29, 2020:
		Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Marigold	ColCanna S.A.S.	February 29, 2020
Current assets		$ 28,014	$ 20	$ 290	$ 904	$ 1,366	$ 30,594
Non-current assets		206,428	1,269	20,269	7,693	115,867	351,526
Current liabilities		(5,397)	--	(6,918)	(117)	(591)	(13,023)
Non-current liabilities		(214,320)	(1,354)	(1,251)	(1,986)	(8,171)	(227,082)
Net assets		14,725	(65)	12,390	6,494	108,471	142,015

Non-controlling interest %		49%	50%	70%	5%	10%
Non-controlling interest		$ 7,215	$ (33)	$ 8,673	$ 325	$ 10,847	$ 27,027

Non-controlling interest as at May 31, 2019:
	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2019
Current assets	$ 2,598	$ 2	$ 185	$ 1,813	$ 441	$ 5,078	$ 10,117
Non-current assets	171,314	--	14,635	741	7,872	112,953	307,515
Current liabilities	(5,743)	(3)	(2,155)	(178)	(16)	(78)	(8,173)
Non-current liabilities	(150,892)	(9)	--	(3,196)	(1,654)	(9,638)	(165,389)
Net assets	17,277	(10)	12,665	(820)	6,643	108,315	144,070

Non-controlling interest %	49%	50%	70%	10%	5%	10%
Non-controlling interest	$ 8,466	$ (5)	$ 8,866	$ (82)	$ 332	$ 10,832	$ 28,409

Non-controlling interest for the nine months ended February 29, 2020:
		Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Marigold	ColCanna S.A.S.	February 29, 2020
Revenue		$ 2,628	$ --	$ --	$ 53	$ --	$ 2,681
Total expenses (recovery)		5,181	55	276	189	(145)	5,556
Net comprehensive income (loss)		(2,553)	(55)	(276)	(136)	145	(2,875)

Non-controlling interest %		49%	50%	70%	5%	10%
		$ (1,251)	$ (28)	$ (193)	$ (7)	$ 15	$ (1,464)

Non-controlling interest for the nine months ended February 28, 2019:
	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	February 28, 2019
Revenue	$ --	$ --	$ --	$ 186	$ --	$ 2	$ 188
Total expenses (recovery)	1,335	$ 8	$ --	728	540	524	3,135
Net comprehensive income (loss)	(1,335)	(8)	--	(542)	(540)	(522)	(2,947)
Non-controlling interest %	49%	50%	70%	10%	5%	10%
	$ (654)	$ (4)	$ --	$ (54)	$ (27)	$ (52)	$ (791)

27

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

23.	General and administrative expenses

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Executive compensation	$ 2,355	$ 1,984	6,602	$ 3,665
Consulting fees	1,251	1,459	9,156	3,817
Office and general	5,186	5,294	11,787	11,485
Professional fees	761	3,657	4,694	5,704
Salaries and wages	13,324	7,141	26,935	13,252
Insurance	3,406	1,944	8,601	3,220
Travel and accommodation	1,332	598	3,701	1,758
Rent	305	357	825	660
	$ 27,920	$ 22,434	$ 72,301	$ 43,561

24.	Share-based compensation

Share-based compensation is comprised of:

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Amounts charged to share-based payment reserve in respect of share-based compensation	$ 2,632	$ 12,319	$ 9,693	$ 20,404
Deferred share units issued in the period	220	3,101	806	3,326
Deferred share units revalued in the period	(149)	(2,429)	(491)	(2,043)
Restricted share units issued in the period	2,773	1,309	7,423	1,309
Restricted share units revalued in the period	(350)	--	214	--
	$ 5,126	$ 14,300	$ 17,645	$ 22,996

During the period, the Company issued 126,574 deferred share units to directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the period, the Company issued 2,267,271 restricted share units to employees, consultants and officers under the terms of the Company’s Omnibus Long-Term Incentive Plan. 543,229 vested immediately, 87,565 vest June 1, 2020, 1,076,879 vest upon achievement of specified performance metrics and the remaining vest over two years. Also included in share-based compensation is an accrual for RSU’s approved but not yet issued for $1,500.

During the period, the Company issued 1,894,128 stock options to officers and employees of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

As at February 29, 2020, the Company had 158,190 deferred share units and 1,810,021 restricted share units outstanding, of which 30,000 deferred share units and 92,503 restricted share units were vested.

28

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

25.	Finance Income (expense), net

Finance income (expense), net is comprised of:

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Interest income	$ 5,294	$ 4,433	$ 11,934	$ 11,528
Interest expense	(12,646)	(854)	(29,549)	(2,035)
	$ (7,352)	$ 3,579	$ (17,615)	$ 9,493

26.	Non-operating income

Non-operating income is comprised of:

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Non-operating income (loss):
Foreign exchange gain (loss)	$ 4,736	$ 105	$ (3,660)	$ (148)
Gain (loss) on marketable securities	--	(41)	(338)	(151)
Gain (loss) from equity investees	--	(8)	--	58,731
Deferred gain on sale of intellectual property	--	--	--	340
Loss on promissory notes receivable	(12,000)	--	(12,000)	--
Unrealized gain (loss) on convertible notes	(630)	(3,949)	(7,569)	(1,087)
Gain (loss) on long-term investments	(5,403)	(29,968)	(28,144)	23,235
Unrealized gain on convertible debentures	23,145	--	86,430	--
Unrealized loss on financial liabilities	--	(134)	--	(1,109)
	$ 9,848	$ (33,995)	$ 34,719	$ 79,811

During the prior quarter, the Company ceased accounting for its investment in Althea from equity accounting to fair value through profit and loss, and recognized a gain of $24,255 in gain on long-term investments.

27.	Gain (loss) on long-term investments

Gain (loss) on long-term investments for the three and nine months ended February 29, 2020 is comprised of:

Investment	Proceeds	Opening fair value / cost	Gain (loss) on disposal	Change in fair value	Total
Level 1 on fair value hierarchy
Althea Group Holdings Ltd.	$ 14,802	$ 7,105	$ 7,697	$ --	$ 7,697
National Access Cannabis Corp.	2,532	7,147	(4,615)	-	(4,615)
Rapid Dose Therapeutics Inc.	139	228	(89)	-	(89)
Fire & Flower Inc.	8,704	13,327	(4,623)	-	(4,623)
Long-term investments (Note 13)	-	-	-	(26,514)	(26,514)
Nine months ended February 29, 2020	26,177	27,807	(1,630)	(26,514)	(28,144)

Less transactions in previous quarter:
November 30, 2019	16,912	12,648	4,264	(27,005)	(22,741)
Three months ended February 29, 2020	$ 9,265	$ 15,159	$ (5,894)	$ 491	$ (5,403)

29

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

28.	Earnings per share

The calculation of earnings per share for the three months ended February 29, 2020 was based on the net income (loss) of $5,697 (2019 – $(108,209)) and a weighted average number of common shares outstanding of 257,517,234 (2019 – 250,149,598) calculated as follows:

	2020	2019
Basic earnings (loss) per share:
Net income (loss) for the period	$ 5,697	$ (108,209)
Average number of common shares outstanding during the period	257,517,234	250,149,598
Earnings (loss) per share - basic	$ 0.02	$ (0.43)

	2020	2019
Diluted earnings (loss) per share:
Net income (loss) for the period	$ 5,697	$ (108,209)

Average number of common shares outstanding during the period	257,517,234	250,149,598
"In the money" warrants outstanding during the period	101,401	--
"In the money" options outstanding during the period	337,073	--
	257,955,708	250,149,598
Earnings (loss) per share - diluted	$ 0.02	$ (0.43)

The calculation of earnings per share for the nine months ended February 29, 2020 was based on the net income (loss) of $14,209 (2019 – $(32,259)) and a weighted average number of common shares outstanding of 253,477,710 (2019 – 240,106,147) calculated as follows:

	2020	2019
Basic earnings (loss) per share:
Net income (loss) for the period	$ 14,209	$ (32,259)
Average number of common shares outstanding during the period	253,477,710	240,106,147
Earnings (loss) per share - basic	$ 0.06	$ (0.13)

	2020	2019
Diluted earnings (loss) per share:
Net income (loss) for the period	$ 14,209	$ (32,259)
Average number of common shares outstanding during the period	253,477,710	240,106,147
"In the money" warrants outstanding during the period	112,563	--
"In the money" options outstanding during the period	420,393	--
	254,010,666	240,106,147
Earnings (loss) per share - diluted	$ 0.06	$ (0.13)

30

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

29.	Change in non-cash working capital

Change in non-cash working capital is comprised of:
	For the nine months ended February 29,
	2020	2019
Decrease (increase) in accounts receivable	$ (53,406)	$ (6,196)
Decrease (increase) in other current assets	(9,564)	4,491
Decrease (increase) in inventory, net of fair value adjustment	(87,230)	(20,822)
Decrease (increase) in biological assets, net of fair value adjustment	(11,735)	(9,707)
Increase (decrease) in accounts payable and accrued liabilities	58,945	8,198
Increase (decrease) in income taxes payable	158	(2,036)
Increase (decrease) in deferred revenue	(109)	16,182
	$ (102,941)	$ (9,890)

30.	Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, long-term investments, and convertible notes receivable as FVTPL, accounts receivable, prepaids and other current assets and promissory notes receivable as amortized cost, and bank indebtedness, accounts payable and accrued liabilities, long-term debt, lease liabilities and convertible debentures as FVTPL or amortized cost.

The carrying values of accounts receivable, prepaids and other current assets, bank indebtedness and accounts payable and accrued liabilities approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $27,313 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at February 29, 2020 was $26,983.

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3	inputs for assets and liabilities not based upon observable market data

31

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

	Level 1	Level 2	Level 3	February 29, 2020
Financial assets at FVTPL
Cash and cash equivalents	$ 515,102	$ --	$ --	$ 515,102
Convertible notes receivable	--	--	14,657	14,657
Long-term investments	19,423	--	12,073	31,496
Financial liabilities at FVTPL
Bank indebtedness	(6,948)	--	--	(6,948)
Convertible debentures	--	--	(334,936)	(334,936)
Outstanding, end of the period	$ 527,577	$ --	$ (308,206)	$ 219,371

	Level 1	Level 2	Level 3	May 31, 2019
Financial assets at FVTPL
Cash and cash equivalents	$ 550,797	$ --	$ --	$ 550,797
Marketable securities	20,199	--	--	20,199
Convertible notes receivable	--	--	32,230	32,230
Long-term investments	41,803	--	23,119	64,922
Financial liabilities at FVTPL
Convertible debentures	--	--	(421,366)	(421,366)
Outstanding, end of the year	$ 612,799	$ --	$ (366,017)	$ 246,782

The following table presents the changes in level 3 items for the three and nine months ended February 29, 2020:

	Unlisted equity securities	Trading derivatives	Converible debentures	Total
Closing balance May 31, 2019	$ 23,119	$ 32,230	$ (421,366)	$ (366,017)
Acquisitions	605	108	--	713
Disposals	--	(10,112)	--	(10,112)
Unrealized gain (loss) on fair value	(11,651)	(7,569)	86,430	67,210
Closing balance February 29, 2020	$ 12,073	$ 14,657	$ (334,936)	$ (308,206)

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)	Credit risk

The maximum credit exposure at February 29, 2020 is the carrying amount of cash and cash equivalents, accounts receivable, prepaids and other current assets, promissory notes receivable and convertible notes receivable. All cash and cash equivalents are placed with major financial institutions.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$ 78,894	$ 69,741	$ 2,309	$ 2,998	$ 3,846
		88%	3%	4%	5%

32

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

(b)	Liquidity risk

As at February 29, 2020, the Company’s financial liabilities consist of bank indebtedness and accounts payable and accrued liabilities, which have contractual maturity dates within one-year, long-term debt, and convertible debentures which have contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at February 29, 2020, management regards liquidity risk to be low.

(c)	Currency rate risk

As at February 29, 2020, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, convertible notes receivable, and long-term investments. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company is exposed to currency rate risk in other comprehensive income, relating to foreign subsidiaries which operate in a foreign currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at February 29, 2020, approximately $289,000 USD ($388,000 CAD) of the Company’s cash and cash equivalents was in United States dollars. A 1% change in the foreign exchange rate would result in an unrealized gain or loss of approximately $4,000.

(d)	Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)	Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the year. The Company considers its cash and cash equivalents and marketable securities as capital.

31.	Commitments and contingencies

The Company has committed purchase orders outstanding at February 29, 2020 related to capital asset expansion of $49,320, all of which are expected to be paid within the next year.

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of February 29, 2020, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at February 29, 2020, the Company has not recorded any uninsured amount related to this contingency.

33

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

On December 9, 2019, the Company was served with a statement of claim commenced by Emblem Cannabis Corporation (“Emblem”) recently acquired by Aleafia Health Inc. in respect of a supply agreement whereby the Company would provide Emblem with certain cannabis product over a period of five years pursuant to the terms of the supply agreement. Emblem has terminated this supply agreement on the basis of, among other things, alleged failure by the Company to provide the requisite cannabis product pursuant to the terms of the supply agreement. The Company intends to vigorously defend itself against such claim. As at February 29, 2020, the Company has not recorded any uninsured amount related to this contingency.

32.	Segment reporting

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Company operates in three segments. 1) cannabis operations, which encompasses the production, distribution and sale of both medical and adult-use cannabis, 2) distribution operations, which encompasses the purchase and resale of products to customers. The distribution operations are carried out through the Company’s wholly owned subsidiaries ABP, FL Group and CC Pharma, and 3) businesses under development which encompass operations in which the Company has not received final licensing or has not commenced commercial sales from operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Segment net revenue:
	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Cannabis operations	$ 55,800	$ 15,356	$ 120,569	$ 48,978
Distribution operations	88,308	57,599	270,077	58,745
Business under development	316	627	490	819
Total	$ 144,424	$ 73,582	$ 391,136	$ 108,542

Segment Income before income taxes:
	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Cannabis operations	$ 13,552	$ (119,243)	$ 31,998	$ (22,262)
Distribution operations	1,704	1,638	319	999
Business under development	(4,045)	(2,067)	(12,068)	(10,595)
Total	$ 11,211	$ (119,672)	$ 20,249	$ (31,858)

Geographic net revenue:
	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
North America	$ 55,815	$ 15,265	$ 120,584	$ 48,938
Europe	87,221	56,763	266,072	56,904
Latin America	1,388	1,554	4,480	2,700
Africa	--	--	--	--
Total	$ 144,424	$ 73,582	$ 391,136	$ 108,542

34

Aphria Inc.

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Geographic capital assets:
	February 29, 2020	May 31, 2019

North America	$ 528,878	$ 471,391
Europe	45,404	25,817
Latin America	6,938	3,758
Africa	8,395	2,932
Total	$ 589,615	$ 503,898

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues and greater than 10% of accounts receivable. For the three months ended February 29, 2020, the Company did not have a customer that accounted for greater than 10% of the Company’s revenue (2019 – nil).

33.	Subsequent events

Subsequent to February 29, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreaks is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

35